Exhibit 12.1

GOVERNMENT PROPERTIES INCOME TRUST

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

(IN THOUSANDS, EXCEPT RATIO AMOUNTS)

	Three Months Ended
	March 31,	Year Ended December 31,
	2015	2014	2013	2012	2011	2010

Pre-tax income from continuing operations before
equity in earnings (losses) of investees	$7,953	$42,243	$55,308	$48,903	$42,255	$24,018
Distributions of earnings from equity investees	2,176	17,046	—	—	—	—
Fixed charges	9,302	28,048	16,831	16,892	12,057	7,351
Adjusted Earnings	$19,431	$87,337	$72,139	$65,795	$54,312	$31,369

Fixed Charges:
Interest on indebtedness and amortization of deferred
finance costs and debt discounts	$9,302	$28,048	$16,831	$16,892	$12,057	$7,351

Ratio of earnings to fixed charges	2.1x	3.1x	4.3x	3.9x	4.5x	4.3x